UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 3)*
THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian III BDC, L.L.C.
(Name of Issuer)

Units of LLC Interest
(Title of Class of Securities)

N/A
(CUSIP Number)

GHL Investments Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
GHL Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1) Based on the quotient obtained by dividing (a) the number of Units of LLC Interest beneficially owned by the Reporting Person as set out in Row 13 by (b) the sum of (i) 68,943,916 limited liability company units outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2021; and (ii) 22,981,305 Units of LLC Interest that were sold in connection with a capital drawdown by the Issuer on December 1, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on December 6, 2021.

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and GHL Investments Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Units of LLC Interest that are beneficially owned by Greenwich Holdings Limited and owned by GHL Investments Limited.  The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Units of LLC Interest and Mr. Fredriksen disclaims any control over such Units of LLC Interest, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

CUSIP No.	N/A

Explanatory Note:
This Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission on September 16, 2019 (and as thereafter amended on May 22, 2020 and on December 18, 2020, the “Schedule 13D”) relates to the Units of LLC Interest of New Mountain Guardian III BDC, L.L.C. (the “Issuer”). This Amendment No. 3 to the Schedule 13D is being filed to reflect a change in the beneficial ownership percentages of the Reporting Persons due to an increase in the number of the Issuer’s Units of LLC Interests outstanding. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

There are no material changes to the Schedule 13D.

Item 2.	Identity and Background. There are no material changes to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds for the purchase of 1,400,000 Units of LLC Interest acquired on December 15, 2021and held in the account of GHL Investments was working capital of GHL Investments in the amount of $14,000,000.  Additionally, the information contained in Item 6 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.
There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a, b)
The percentage figures referenced in this Item 5 are based on the quotient obtained by dividing (a) the number of Units of LLC Interest beneficially owned by the Reporting Person by (b) the sum of (i) 68,943,916 limited liability company units outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2021; and (ii) 22,981,305 Units of LLC Interest that were sold in connection with a capital drawdown by the Issuer on December 1, 2021, as reported in the Issuer’s Current Report on Form 8-K filed on December 6, 2021. Based on the foregoing, as of the date of this filing:

GHL Investments may be deemed to be the beneficial owner of 5,600,000 Units of LLC Interest, constituting 6.1% of the Units of LLC Interest outstanding. GHL Investments has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 5,600,000 Units of LLC Interest. GHL Investments has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 5,600,000 Units of LLC Interest.

Greenwich Holdings, through GHL Investments, may be deemed to be the beneficial owner of 5,600,000 Units of LLC Interest, constituting 6.1% of the Units of LLC Interest outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 5,600,000 Units of LLC Interest. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 5,600,000 Units of LLC Interest.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 5,600,000 Units of LLC Interest, constituting 6.1% of the Units of LLC Interest outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 5,600,000 Units of LLC Interest. C.K. Limited has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 5,600,000 Units of LLC Interest.

(c)	Except as disclosed herein, the Reporting Persons have not effected any transaction in the Units of LLC Interest of the Issuer during the past 60 days or since the prior Schedule 13D filing.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Units of LLC Interest beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On December 15, 2021, GHL Investments was issued 1,400,000 Units of LLC Interest of the Issuer for an aggregate purchase price of $14,000,000 pursuant to the Capital Commitment.

Item 7.	Material to be Filed as Exhibits.

There are no material changes to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2022	GHL INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director